

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

Mr. Raymond D. Zinn
President and Chief Executive Officer
Micrel, Incorporated
2180 Fortune Drive
San Jose, CA 95131

> **Re:** **Micrel, Incorporated**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 001-34020**

Dear Mr. Zinn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments we may have additional comments.

Item 1. Business, page 3

1.   Please provide the disclosure required by Item 101(c)(1)(i) of Regulation S-K in applicable future filings. For example, disclose the "sales mix by product area" mentioned during management's fourth quarter earnings call. Also ensure that the disclosures you provide pursuant to Item 303 of Regulation S-K in applicable future filings clearly explains how such "sales mix" impacts your results of operations. For example, it is unclear to what "sales mix of lower margin products" you are referring on page 35 and how that mix impacted your gross profit for the period you discuss.

Item 11. Executive Compensation, page 42

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe in detail the process you undertook to reach that conclusion.

Mr. Raymond D. Zinn
Micrel, Incorporated
June 23, 2010
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3314 with any questions.

                                        Sincerely,

                                        Geoff Kruczek
                                        Senior Counsel

cc (fax):   Colin Sturt
                General Counsel and Corporate Secretary